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08027747

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-35359

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) **AND ENDING** December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
U.S. Bancorp Investments, Inc.

RECD S.E.C.
FEB 28 2008
603

Official Use Only

Firm ID No. 17868

Address of Principal Place of Business:
60 Livingston Road
(No. and Street)

Saint Paul	Minnesota	55107
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Trudi M. Buckley — (314) 418-1585
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name—if individual, state last, first, middle name)

220 South Sixth Street	Minneapolis	Minnesota	55402
(Address)	**City**	**State**	**(Zip Code)**

Check One:
✔ Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

OATH OR AFFIRMATION

I, **Daniel J. Trueman,** swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **U.S. Bancorp Investments, Inc.** as of **December 31, 2007** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

____
Signature

SVP-Chief Financial Officer
Title

Subscribed and sworn to before me this 20th
Day of February, 2008.

____
Notary Public

My commission expires: 4/3/09

THEA M. JESTES
St. Louis City County
NOTARY PUBLIC
Comm # 05515956
NOTARY SEAL
EXPIRES 04-03-2009
STATE OF MISSOURI

This report** contains (check all applicable boxes):

- ✔ (a) Facing page.
- ✔ (b) Statement of Financial Condition.
- ____ (c) Statement of Income (Loss).
- ____ (d) Statement of Changes in Financial Condition.
- ____ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ____ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ____ (g) Computation of Net Capital.
- ____ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ____ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ____ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ____ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✔ (l) An Oath or Affirmation.
- ____ (m) A copy of the SIPC Supplemental Report.
- ____ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

U.S. Bancorp Investments, Inc.
Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

Year Ended December 31, 2007

Contents

0801-0902167

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
U.S. Bancorp Investments, Inc.

We have audited the accompanying statement of financial condition of U.S. Bancorp Investments, Inc. (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of the U.S. Bancorp Investments, Inc. at December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 26, 2008

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

December 31, 2007

Assets	
Cash and due from affiliates	$ 54,516,589
Restricted cash	20,000,000
Receivables:	
Customers	25,949,842
Brokers, dealers, and clearing organizations	20,393,067
Affiliates	75,496
Investments	1,915,275
Fixed assets, at cost, net of accumulated depreciation and amortization of $8,412,287	475,146
Goodwill	31,306,666
Other assets	1,848,113
Total assets	$ 156,480,194
Liabilities and stockholder's equity	
Payables:	
Customers	$ 20,953,498
Brokers, dealers, and clearing organizations	636,641
Affiliates	1,047,615
Accrued compensation	11,533,772
Deferred tax liability, net	3,202,056
Taxes payable to affiliate	3,003,539
Other liabilities and accrued expenses	2,532,291
Total liabilities	42,909,412
Stockholder's equity:	
Common stock, $0.01 par value; 100,000 shares authorized, 100,000 shares issued and outstanding	1,000
Additional paid-in capital	134,627,587
Accumulated deficit	(21,057,805)
Total stockholder's equity	113,570,782
Total liabilities and stockholder's equity	$ 156,480,194

See accompanying notes.

1. Organization

U.S. Bancorp Investments, Inc. (the Company), a wholly owned subsidiary of U.S. Bancorp (USB or the Parent), is a broker-dealer of securities registered with the Securities Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company trades and effects transactions in listed and unlisted equity securities, U.S. government securities, and corporate and municipal securities. The Company also sells fixed and variable annuities and mutual fund shares, acts as a broker of option contracts, and provides other financial services to retail customers through its bank branch-based registered representatives.

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. The Company's financial position may be significantly different if it operated as a stand-alone entity. Affiliated transactions are described in Note 13, "Transactions With Affiliates."

2. Summary of Significant Accounting Policies

Cash and Due From Affiliates

Cash and due from affiliates includes cash and investments in affiliated money market funds.

Cash Segregated Under Federal and Other Regulations

Included in restricted cash at December 31, 2007, is $20,000,000 of cash segregated and secured in the special reserve account for the benefit of customers in accordance with Rule 15c3-3 of the SEC.

Investments

Investment securities are carried on the statement of financial condition at fair value or contracted amounts, which approximate fair value, with holding gains or losses included in the statement of operations.

The Company invests in limited partnership interests in private equity funds and uses the equity method of accounting. All equity investments are evaluated for impairment at least annually and more frequently if there are indicators of impairment.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets include office equipment, software, and leasehold improvements.

Goodwill

The price paid over the net fair value of acquired businesses (goodwill) is not amortized. The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate potential impairment. The evaluation includes assessing the estimated fair value of the acquired business based on market prices for similar businesses, if available, and/or the present value of the estimated future cash flows associated with the acquired business. During 2007, the Company completed its impairment assessment and concluded that no impairment existed at December 31, 2007.

Stock-Based Compensation

As part of its employee compensation programs, the Company may grant certain stock awards under the provisions of the existing Parent's stock compensation plans. The programs provide for grants of options to purchase shares of common stock of the Parent. Stock option grants are for a fixed number of shares at an exercise price equal to the fair value of the shares at the date of grant. Options granted under the programs are generally exercisable up to ten years from the date of grant. In addition, the programs provide for grants of shares of common stock that are subject to restriction on transfer prior to vesting. Most stock awards vest over four years and are subject to forfeiture if certain vesting requirements are not met. The Company recognizes stock-based compensation in its results of operations utilizing the grant-date fair value method under Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-Based Payment.*

Please refer to Note 15, "Employee Benefit Plans and Stock-Based Compensation," for further detail.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the filing of a consolidated federal income tax return and any unitary state tax returns with USB and its affiliates. The Company files separate state income tax returns where unitary returns are not used. Federal and unitary state tax payments are made to USB or one of its affiliates in accordance with the tax sharing agreement. Federal tax payments are made on a quarterly basis and are based on the Company's estimated share of the consolidated federal tax liability. Payments for unitary state taxes are made annually and are based on the state taxable income for the consolidated group and the Company's state apportionment factors. Deferred taxes that are recorded represent the differences between the carrying basis of assets and liabilities for financial reporting purposes and the tax basis of such assets and liabilities.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Accounting Changes and Recently Issued Accounting Standards

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements*, effective for the Company beginning on January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy that distinguishes between valuations obtained from sources independent of the entity and those from the entity's own unobservable inputs that are not corroborated by observable market data. SFAS No. 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, the effect of the measurements on earning or changes in net assets for the period. The Company's adoption of SFAS No. 157 is not expected to have a material impact on the Company's financial statements.

3. Accounting Changes and Recently Issued Accounting Standards (continued)

Fair Value Option

In February 2007, the FASB issued SFAS No. 159, *Fair Value Option for Financial Assets and Financial Liabilities*, effective for the Company beginning on January 1, 2008. SFAS No. 159 provides entities with an option to report selected financial assets and liabilities at fair value, with the objective to reduce both the complexity in accounting for financial instruments and volatility in earnings caused by measuring related assets and liabilities differently. The Company's adoption of SFAS No. 159 is not expected to have a material impact on the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, an interpretation of FASB Statement No. 109, *Accounting for Income Taxes*, effective for the Company beginning on January 1, 2007. FIN 48 clarifies the recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on disclosure and other matters. The adoption of FIN 48 did not have an impact on the Company's financial statements.

4. Receivables From and Payables To Customers

Amounts receivable from customers include:	
Cash transactions	$ 2,522,807
Fee income	1,458,576
Margin accounts	21,968,459
Total receivables	$ 25,949,842
Amounts payable to customers include:	
Cash transactions	$ 20,953,498

Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the financial statements. Margin loan receivables earn interest at floating interest rates.

Payables to customers primarily consist of customer funds pending completion of securities transactions and customer funds on deposit.

5. Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations include:	
Receivables from brokers, dealers, and clearing organizations	$ 14,511,142
Securities failed to deliver	5,881,925
Total receivables	$ 20,393,067

Payables to brokers, dealers, and clearing organizations include:	
Payables to brokers, dealers, and clearing organizations	$ 440,629
Securities failed to receive	196,012
Total payables	$ 636,641

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

6. Investments

At December 31, 2007, the Company's investments are as follows:

Investments in limited partnerships	$ 1,751,071
Stocks and warrants	57,780
Other securities	106,424
Total investments	$ 1,915,275

7. Fixed Assets

At December 31, 2007, the Company's fixed assets are as follows:

Office equipment	$ 6,571,617
Leasehold improvements	339,179
Computer software	1,976,637
Total fixed assets	8,887,433
Less accumulated depreciation and amortization	8,412,287
Net fixed assets	$ 475,146

8. Other Assets

At December 31, 2007, the Company's other assets are as follows:

Prepaid expenses	$ 741,535
Accrued interest receivable	530,802
Other	575,776
Total other assets	$ 1,848,113

9. Borrowings

At December 31, 2007, the Company had a $500,000,000 secured borrowing facility with U.S. Bank National Association (USBNA), an affiliate of the Company, to be used for discretionary working capital purposes. At December 31, 2007, there were no outstanding borrowings under the facility, and it was collateralized by $220,000,000 on deposit in a savings account at USBNA, owned by USB.

In addition, the Company has a $50,000,000 secured borrowing facility from USBNA to be used for the benefit of customers, borrowings under which are to be collateralized by securities held in customers' margin accounts and trading securities owned. At December 31, 2007, the Company had no outstanding borrowings on this facility.

10. Other Liabilities and Accrued Expenses

At December 31, 2007, the Company's other liabilities and accrued expenses are as follows:

Operational loss reserve	$ 893,358
Accounts payable	1,571,891
Other	67,042
Total other liabilities and accrued expenses	$ 2,532,291

11. Contingent Liabilities

The Company is involved in various pending and potential lawsuits, arbitration proceedings, and regulatory inquiries related to its securities business. Management of the Company, after consultation with counsel, believes that the resolution of these various lawsuits, arbitration, claims, and regulatory inquiries will have no material adverse effect on the financial statements.

11. Contingent Liabilities (continued)

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

12. Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company controls this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities under resale and custody agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2007, the Company held securities under such agreements with a fair value of $21,265,477, of which none have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

12. Financial Instruments With Off-Balance-Sheet Risk (continued)

The Company provides investment, financing, and related services to a diverse group of customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and/or market conditions. At December 31, 2007, the Company did not have significant concentrations of credit risk with any one single or group of customers or counterparties.

13. Transactions With Affiliates

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. These transactions include revenue/fees for the underwriting and selling of affiliated mutual funds, partner product dollars, financing costs, royalty fees for the use of USB's name, costs for personnel, occupancy, and general and administrative services.

Total revenue of $8,412,850 was received from affiliates for the year ended December 31, 2007. Revenues received include commission revenue of $8,168,656 for selling affiliated mutual funds and money markets and $244,194 for Partner Product Dollars. Affiliate Product Partner Dollars are based on a contractual fee as a percentage of sales and an agreed upon annual payment.

Total fees of $34,389,299 were paid to USB and other affiliates for the year ended December 31, 2007. Fees paid included royalty fees of $12,378,521 and processing and other overhead charges of $22,010,778. In addition, the Company paid USBNA $3,756,992 for employee benefits, which is included in employee compensation and related benefits.

At December 31, 2007, the Company had invested $9,947,027 in affiliated money market funds, which is included in cash and due from affiliates in the statement of financial condition.

14. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer and a member firm of FINRA, the Company is subject to the Uniform Net Capital Rule (the Rule) of the SEC and the net capital rule of FINRA. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. FINRA may prohibit a member firm from expanding its business or paying dividends if the resulting net capital would be less than 5% of aggregate debit balances. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2007, net capital under the Rule was $32,415,576 or 155% of aggregate debit balances and $31,997,867 in excess of the minimum required net capital.

15. Employee Benefit Plans and Stock-Based Compensation

Substantially all of the Company's employees are eligible to participate in USB's defined contribution retirement savings plan, defined benefit pension plans and postretirement medical plan.

Qualified employees of the Company may make contributions to the defined contribution retirement savings plan up to 75% of their annual compensation through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives. Employee contributions are 100% matched by USB, up to 4% of an employee's eligible annual compensation. USB's matching contribution vests immediately; however, a participant must be employed in an eligible position on the last business day of the year to receive that year's matching contribution. Although the matching contribution is initially invested in USB's common stock, an employee can reinvest the matching contributions among various investment alternatives.

Pension benefits are provided to substantially all employees based on years of service and employees' compensation while employed with the Company. Employees are fully vested in the pension plans after five years of service. A participant's future retirement benefits are based on a participant's highest consecutive five-year average annual compensation during his or her last ten years before retirement or termination from the Company. In addition to the funded qualified pension plan, USB maintains a non-qualified plan that is unfunded. Qualified plan assets primarily consist of various equities, equity mutual funds and other miscellaneous assets. USB's qualified pension plan objectives include maintaining a funded status sufficient to meet participant benefit obligations over time while reducing long-term funding requirements and pension costs.

15. Employee Benefit Plans and Stock-Based Compensation (continued)

In addition, USB provides health care and death benefits to certain retired employees of the Company through its postretirement medical plan. Generally, all active employees may become eligible for retiree health care benefits by meeting defined age and service requirements. USB may also subsidize the cost of coverage for employees meeting certain age and service requirements. The retiree medical plan contains other cost-sharing features such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service.

As discussed in Note 2, "Summary of Significant Accounting Policies," the Company's employees participate in the Parent's stock option and incentive plans. In conjunction with the adoption of SFAS No. 123R, the Company changed from an accelerated to a straight-line method of expense attribution effective January 1, 2007, for new stock-based awards. For awards subject to continued vesting upon the employee's retirement, the Company recognizes compensation cost over the period the employee is required to provide future services.

16. Income Taxes

The Company files a consolidated federal income tax return with USB and its affiliates. The Company is also included in the filing of any unitary state tax returns with USB and its affiliates.

Effective January 1, 2007, the Company adopted the provisions of FIN 48. The adoption of FIN 48 did not result in a cumulative-effect accounting adjustment for the Company. At January 1, 2007, the Company did not have any unrecognized tax positions. The Company elected to classify any interest and penalties related to any unrecognized tax positions that may arise as a component of income tax expense. At December 31, 2007, the Company did not have any unrecognized tax positions.

Deferred income tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

16. Income Taxes (continued)

The components of the Company's net deferred tax liability as of December 31, 2007, were:

Deferred tax assets:	
Accrued compensation	$ 1,017,950
Options	1,204,226
Accrued expenses	322,249
Accelerated depreciation	65,594
Other investment basis differences	44,731
Gross deferred tax asset	2,654,750
Deferred tax liabilities:	
Accrued pension and retirement benefits	(1,408,513)
Intangibles	(4,448,293)
Gross deferred tax liability	(5,856,806)
Net deferred tax liability	$ (3,202,056)

The Company has determined that a valuation reserve is not required for any of the deferred tax assets since it is more likely than not that these assets will be realized principally through carry-back to taxable income in prior years and future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income.

END